October 23, 2018

Charles N. Funk
President and Chief Executive Officer
MidWestOne Financial Group, Inc.
102 South Clinton Street
Iowa City, IA 52240

       Re: MidWestOne Financial Group, Inc.
           Registration Statement on Form S-4
           Filed October 19, 2018
           File No. 333-227899

Dear Mr. Funk:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services